Exhibit 20

             RPC, Inc. Reports 2003 First Quarter Results

    ATLANTA--(BUSINESS WIRE)--April 23, 2003--RPC Incorporated (NYSE:
RES):

    --  Revenues Increased 19.6% over Prior Year
    --  First Profitable Quarter Since Third Quarter 2001

    RPC Incorporated (NYSE: RES) announced its unaudited results for the first quarter ended March 31, 2003.
    For the quarter ended March 31, 2003, revenues increased 19.6 percent to $60,700,000 compared to $50,766,000 last year. Net income was $305,000, or $0.01 diluted earnings per share, compared to a net loss of $1,167,000 or $0.04 loss per diluted share last year.
    Cost of services rendered and goods sold were $39,926,000 during the first quarter of 2003, a 17.6 percent increase over the prior year. As a percentage of revenues, these costs decreased slightly to
65.8 percent compared to 66.9 percent in 2002 because of improved leverage in the first quarter of 2003 resulting from the higher levels of personnel and equipment utilization. Selling, general and administrative expenses declined by three percent in the first quarter of 2003 to $11,953,000 compared to $12,325,000 in the prior year. Depreciation and amortization expense increased by 3.5 percent or $272,000 due to the effect of capital expenditures made during 2002.
    Income before income taxes was $492,000 in the first quarter of 2003, compared to a loss before income taxes of $1,882,000 in the prior year. This improvement resulted from the increases in revenues, partially offset by the increases in operating expenses, depreciation and amortization, and the effect of the change in non-operating other income and expenses.
    "RPC's first quarter results reflect a mild upturn in the domestic oil and gas rig count and our customers' activity levels," stated Richard A. Hubbell, RPC's President and Chief Operating Officer. "The average rig count during the first quarter was 893, almost 10 percent higher than the same period in 2002. The rig count for the last week in the first quarter was up 26 percent year over year, showing the increased activity towards the end of the quarter. We are pleased that RPC grew its quarterly revenues by more than 19 percent year over year
- a growth rate that is higher than the growth in the quarterly rig count. The oil price at the end of the first quarter was almost nine percent less than at the beginning of the quarter, but still about eight percent higher than the average oil price in the fourth quarter of 2002. The price of natural gas has been extremely volatile this quarter, briefly spiking to more than $11 per thousand cubic feet
(Mcf) although it ended at approximately five dollars per Mcf. These price increases and volatility may lead to an increase in drilling activity.
    Hubbell continued, "Our revenue increases were driven primarily by higher activity levels, as the pricing environment for our services remains very competitive. We remain cautious about our operating environment because of the global political turmoil and resulting impact on the markets in which we operate. As a result, we have remained selective regarding new capital expenditures and the entrance into potential new markets."
    Shortly after the end of the first quarter, RPC acquired the assets of Bronco Oilfield Services, Inc., a Corpus Christi, Texas-based company, specializing in surface pressure control services and equipment for a combination of cash, RPC common stock and seller-financed debt. The Company, with over 3,000 rental tool items, recently added fluid pumping and production testing services to its services mix. Bronco's operations represent a geographic expansion of the services currently provided by Sooner Testing, Inc., located in Elk City, OK, which RPC acquired in February 2001.
    Recently, RPC opened a new operational headquarters in Houston, Texas. This facility consists of office space and a storage area for our well control equipment and it consolidates RPC employees from seven offices around Houston. We believe that this building will help to improve our customer relationship capabilities across our diverse service lines and also save the Company occupancy costs.

    Summary of Segment Operating Performance

    RPC's business segments are Technical Services and Support
Services.
    Technical Services includes RPC's oilfield service lines that utilize people and equipment to perform value-added completion, production and maintenance services directly to a customer's well. These services are generally directed toward improving the flow of oil and natural gas from producing formations or to address well control issues. The Technical Services include snubbing, coiled tubing, pressure pumping, nitrogen, well control, downhole tools, wire line, fluid pumping, and casing installation services.
    Support Services includes RPC's oilfield service lines that provide equipment for customer use or services to assist customer operations. The equipment and services offered include drill pipe and related tools, pipe handling, inspection and storage services, work platform vessels, and oilfield training services.
    Both Technical Services and Support Services experienced stronger results due to the increased rig count and customer activity. Technical Services revenues rose 19.7 percent for the quarter compared to the 9.7 percent increase in the rig count. Support Services revenues rose by 14.1 percent during the quarter compared to the prior year. The increase in revenues in both segments was principally due to increased utilization of equipment and personnel.

                                                  Three months
                                                 ended March 31,
                                              --------------------
                                                2003        2002
                                              --------------------
                                                 (in thousands)
Revenues:
 Technical
  services                                  $    47,818 $  39,937
 Support services                                 9,698     8,500
 Other                                            3,184     2,329
                                              --------------------
Total revenues                              $    60,700 $  50,766
                                              ====================
Operating income
 (loss):
 Technical
  services                                  $     2,745 $   1,348
 Support services                                   (53)   (2,841)
 Other                                             (238)     (470)
                                              --------------------
Total operating
 income (loss)                              $     2,454 $  (1,963)
                                              --------------------
Corporate
 expenses                                         1,629     1,267
Other expense
 (income)                                           318    (1,364)
Interest expense,
 net                                                 15        16
                                              --------------------
Income (loss)
 before income
 taxes                                      $       492 $  (1,882)
                                              ====================

    RPC provides a broad range of specialized oilfield services and equipment primarily to independent and major oilfield companies engaged in the exploration, production and development of oil and gas properties throughout the United States, including the Gulf of Mexico, mid-continent, southwest and Rocky Mountain regions, and in selected international markets. RPC's oil and gas services operating subsidiaries include Cudd Pressure Control, Inc. and Patterson Services, Inc. RPC's investor website can be found at www.rpc.net.
    Certain statements and information included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding RPC's ability to emerge from the current industry decline and its ability to capture more business than in the last up cycle. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of RPC to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Such risks include the possibility of declines in the price of oil and natural gas, which tend to result in a decrease in drilling activity and therefore a decline in the demand for our services, the possibility of war in the middle east, which could impact drilling activity, adverse weather conditions in oil or gas producing regions, competition in the oil and gas industry, and risks of international operations. Additional discussion of factors that could cause the actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in RPC's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2002.


RPC INCORPORATED AND SUBSIDIARIES
----------------------------------------------------------------------
STATEMENTS OF OPERATIONS  (In thousands except per share data)
----------------------------------------------------------------------
Three months ended March 31, (Unaudited)      First Quarter
----------------------------------------------------------------------
                                                              % BETTER
                                               2003     2002   (WORSE)
----------------------------------------------------------------------
REVENUES                                   $ 60,700  $50,766     19.6
COSTS AND EXPENSES:
Cost of services rendered and goods sold 39,926 33,947 (17.6) Selling, general and administrative
 expenses                                    11,953   12,325      3.0
Depreciation and amortization                 7,996    7,724     (3.5)
----------------------------------------------------------------------
Operating profit (loss)                         825   (3,230)      NM
Interest expense, net                            15       16      6.3
Other expense (income), net                     318   (1,364)      NM
----------------------------------------------------------------------
Income (loss) before income taxes               492   (1,882)      NM
Income tax provision (benefit)                  187     (715)      NM
----------------------------------------------------------------------
NET INCOME (LOSS)                          $    305  $(1,167)      NM
======================================================================

EARNINGS (LOSS) PER SHARE
   Basic                                   $   0.01  $ (0.04)      NM
   Diluted                                     0.01    (0.04)      NM

AVERAGE SHARES OUTSTANDING
     Basic                                   28,257   28,264
     Diluted                                 28,657   28,264

NM = Not Meaningful


RPC INCORPORATED AND SUBSIDIARIES
----------------------------------------------------------------------
BALANCE  SHEETS
----------------------------------------------------------------------
At March 31, (Unaudited)                               (In thousands)
----------------------------------------------------------------------
                                                       2003      2002
----------------------------------------------------------------------
ASSETS
Cash and cash equivalents                        $    3,696  $  8,202
Accounts receivable, net                             45,315    42,039
Inventories                                           8,746     8,357
Deferred income taxes                                 6,136     5,963
Income taxes receivable                               8,889     4,343
Prepaid expenses and other current assets             3,387     4,469
----------------------------------------------------------------------
  Current assets                                     76,169    73,373
----------------------------------------------------------------------
Property, plant and equipment, net                  104,881   112,273
Intangibles, net                                     10,184     9,409
Other assets                                          1,717     1,466
----------------------------------------------------------------------
  Total assets                                   $  192,951  $196,521
======================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                 $   12,465  $ 10,033
Accrued payroll and related expenses                  4,257     6,205
Accrued insurance expenses                            3,916     5,796
Accrued state, local and other taxes                  1,451     1,671
Short-term debt                                         488     1,083
Other accrued expenses                                3,302     4,632
----------------------------------------------------------------------
  Current liabilities                                25,879    29,420
----------------------------------------------------------------------
Long-term accrued insurance expenses                  4,415     3,900
Long-term debt                                        2,000     2,492
Long-term pension liabilities                         7,411     2,513
Deferred income taxes                                 8,581     3,506
----------------------------------------------------------------------
  Total liabilities                                  48,286    41,831
----------------------------------------------------------------------
Common stock                                          2,862     2,871
Capital in excess of par value                       26,566    27,314
Earnings retained                                   119,136   125,366
Accumulated other comprehensive loss                 (3,899)     (861)
----------------------------------------------------------------------
  Total stockholders' equity                        144,665   154,690
----------------------------------------------------------------------
  Total liabilities and stockholders' equity     $  192,951  $196,521
======================================================================


 RPC INCORPORATED AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
 Three months ended March 31,  (unaudited)
                                                     2003       2002
----------------------------------------------------------------------
 Operating Activities:
    Net income (loss)                          $      305  $  (1,167)
       Depreciation and amortization                8,022      7,748
       Other  non-cash charges to earnings             17      1,108
       Changes in working capital                  (6,328)    (4,759)
 ---------------------------------------------------------------------
         Net cash provided by operating
          activities                                2,016      2,930
 ---------------------------------------------------------------------
 Investing Activities:
   Capital expenditures                            (8,253)    (5,419)
   Other investing activities                        (415)     1,386
 ---------------------------------------------------------------------
        Net cash used for investing activities     (8,668)    (4,033)
 ---------------------------------------------------------------------
 Financing Activities:
   Dividend distributions                            (715)      (718)
   Cash paid for common stock purchased and
    retired                                            (7)       (84)
   Other financing activities                        (463)      (628)
 ---------------------------------------------------------------------
        Net cash used for financing activities     (1,185)    (1,430)
 ---------------------------------------------------------------------
   Net decrease  in cash and cash equivalents      (7,837)    (2,533)
   Cash and cash equivalents at beginning of
    period                                         11,533     10,735
 ---------------------------------------------------------------------
   Cash and cash equivalents at end of period  $    3,696  $   8,202
 =====================================================================

    CONTACT: RPC Incorporated, Atlanta
             Ben M. Palmer, 404/321-2140
             Jim Landers, 404/321-2162
             irdept@rpc.net